Exhibit 99.168

DeFi Technologies Announces Launch of SolFi Technologies to Expand Shareholder Exposure to the Solana (SOL) Ecosystem

●	DeFi Technologies launches SolFi Technologies, a spinout company, focused on providing investors with direct exposure to the Solana blockchain ecosystem through proprietary trading, validator node operations, and ecosystem investments.

●	Optimizing Solana Yield: SolFi Technologies uses proprietary algorithms and innovative financing strategies to acquire, hold, and stake Solana (SOL). By staking Solana with DeFi Technologies’ validator and proprietary Maximum Extractable Value (MEV) engine (battle-tested with over C$508 million (US$365 million) in staked Solana), SolFi Technologies aims to generate consistent cash flow at higher yields than third-party staking providers, which can then be reinvested or distributed to shareholders as dividends.

●	Treasury Strategy Underpinned by Operating Company: SolFi Technologies is incubating and evaluating strategic acquisitions of operating companies to underpin its Solana treasury strategy with cash flows to accelerate its token acquisition and staking revenues.

Toronto, Canada, November 12, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance ("DeFi"), is pleased to announce the launch of SolFi Technologies (www.solfitech.co), a new pure-play investment vehicle dedicated to providing traditional investors with specific access to the expanding Solana (“SOL") ecosystem. This partnership represents a significant milestone for both companies, offering a unique gateway to Solana’s DeFi-driven growth and staking cash flows directly through brokerage accounts.

SolFi Technologies aims to generate consistent cash flow at higher yields than third-party staking providers, with these yields reinvested or distributed to its shareholders as dividends, enhancing returns and compounding growth. As a cornerstone shareholder and partner, DeFi Technologies will benefit from increased exposure to Solana’s performance, unlocking new growth potential and revenue streams that complement its existing portfolio.

SolFi Technologies is designed to act as a “MicroStrategy for Solana,” providing leveraged access to Solana's high-yield staking and capital appreciation potential. Through innovative capital structures unavailable to ETFs, SolFi offers investors both token upside and cash flow opportunities, capitalizing on Solana’s rapid adoption and enabling investors to potentially outperform the underlying asset.

SolFi Technologies’ Strategic Objectives

SolFi Technologies’ strategy is anchored in acquiring and staking Solana tokens, utilizing DeFi Technologies’ validator and proprietary MEV engine—proven with over C$508 million (US$365 million) of staked Solana—to drive industry-leading yield generation. The staking cash flows generated will be reinvested or distributed to shareholders, maximizing returns and compounding growth.

●	Proprietary Trading and Treasury Strategy: SolFi Technologies will use advanced trading algorithms and creative financing structures to acquire and hold SOL, implementing strategies that maximize operational cash flow and ensure long-term value creation for shareholders.

●	Validator Node Operations: SolFi Technologies will operate a high-performance validator node on the Solana network, leveraging the MEV engine to optimize staking yields and enhance network performance. SolFi will reinvest cash flows from its high-yield staking to support its treasury strategy.

●	Operating Company: SolFi Technologies will seek bolt-on acquisitions of operating companies to diversify cash flows and accelerate its treasury and staking strategy.

●	Ecosystem Investments: Through its dedicated venture arm, SolFi will invest in innovative projects and leading teams within the Solana ecosystem.

CEO of DeFi Technologies, Olivier Roussy Newton commented: “We are excited for DeFi Technologies to be a shareholder of and partner with SolFi Technologies in this Solana-focused venture. The success of Microstrategy has elevated exposure to the #1 digital asset in Bitcoin, and we look forward to focusing SolFi’s digital asset strategy towards Solana from the ground-up. Like Microstrategy, SolFi will generate cash flow from an operating company, and tap capital markets for creative financing structures that allows SolFi to quickly grow its treasury and accelerate its staking operations. Together with SolFi Technologies, we are confident that we will drive value for our shareholders and help shape the future of blockchain technology.”

About Solana

Solana has emerged as one of the most technologically advanced blockchain ecosystems in 2024, driven by its unique hybrid consensus mechanisms—Proof of History (PoH) and Proof of Stake (PoS). The network can process over 65,000 transactions per second, making it one of the fastest and most scalable blockchains in existence.

Key metrics highlight Solana’s impressive growth:

●	Daily Transactions: As of October 2024, Solana recorded 42.7 million daily transactions compared to 1.1 million on Ethereum.

●	Price Growth: In 2024, Solana’s token (SOL) saw a more than tenfold increase, rising from US$20 in January to US$218 by November.

●	Liquidity: Solana maintains robust liquidity, with 24-hour trading volumes regularly exceeding US$4 billion.

●	Strategic Partnerships: Major tech companies, including PayPal, Stripe, Google, and Shopify, have integrated with Solana, validating its status as a highly scalable, low-cost blockchain.

Solana’s ecosystem has rapidly expanded with the rise of DeFi platforms and other decentralized applications. With key projects like Serum, Raydium, and Audius driving this growth, Solana is now a preferred choice for developers and investors seeking a scalable, cost-effective blockchain infrastructure.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About SolFi Technologies

SolFi Technologies is an innovative investment vehicle that is designed to provide investors with access to the Solana (SOL) ecosystem. Structured to emulate MicroStrategy's model for Solana, SolFi leverages proprietary trading strategies, staking, and ecosystem investments to maximize value for shareholders. SolFi is dedicated to delivering unique financial opportunities for investors seeking exposure to decentralized finance (DeFi) and blockchain innovation. For more information, visit www.solfitech.co.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the formation and development of SolFi Technologies; the business strategy and plan of SolFi Technologies; SolFi Technologies’ ability to generate cash flow and levels of such cash flow; SolFi Technologies’ acquisition of operating companies; investments by SolFi Technologies into innovative projects on the Solana ecosystem; investor interest and confidence in digital assets, in particular in SOL; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the ability of SolFi Technologies to execute on its business plan; the growth of the Soloana ecosystem; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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